Mariva Capital Markets, LLC
Statement of Financial Condition
December 31, 2025

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68774

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2025 (MM/DD/YY) AND ENDING 12/31/2025 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Mariva Capital Markets, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

150 SE 2nd Avenue, Suite PH4
(No. and Street)

Miami	FL	33131
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Steven Singer	516-784-8922	singers@marivacm.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Crowe, LLP
(Name – if individual, state last, first, and middle name)

485 Lexington Ave. - Floor 11	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

09/24/2003	173
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Guillermo Parodi, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Mariva Capital Markets, LLC, as of 12/31, 2025, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: CEO

Notary Public

This filing contains (check all applicable boxes):**

- [x] (a) Statement of financial condition.
- [x] (b) Notes to consolidated statement of financial condition.
- [ ] (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- [ ] (d) Statement of cash flows.
- [ ] (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- [ ] (f) Statement of changes in liabilities subordinated to claims of creditors.
- [ ] (g) Notes to consolidated financial statements.
- [ ] (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- [ ] (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- [ ] (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- [ ] (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- [ ] (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- [ ] (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- [ ] (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- [ ] (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- [ ] (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- [x] (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- [ ] (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [x] (t) Independent public accountant's report based on an examination of the statement of financial condition.
- [ ] (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- [ ] (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- [ ] (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- [ ] (z) Other: ____________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Mariva Capital Markets, LLC
Index
December 31, 2025



Crowe LLP
Independent Member Crowe Global

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member of
Mariva Capital Markets, LLC
Miami, Florida

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Mariva Capital Markets, LLC (the "Company") as of December 31, 2025, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

Crowe LLP

Crowe LLP

We have served as the Company’s auditor since 2022.

New York, New York
March 4, 2026

Mariva Capital Markets, LLC
Statement of Financial Condition
December 31, 2025

Assets

Cash and cash equivalents	$ 688,263
Deposits with clearing brokers	460,174
Securities owned at fair value	670,372
Receivable from clearing broker	7,270,620
Due from affiliate	68,334
Loan to employee	290,833
Right-of-use lease assets, net	202,260
Property, equipment, and leasehold improvements, net	59,425
Prepaid expenses and other assets	688,150
Total assets	**$ 10,398,431**

Liabilities and Member's Equity

Commissions and bonuses payable	$ 2,050,657
Accrued expenses and other liabilities	292,705
Lease liabilities	207,057
Securities sold not yet purchased, at fair value	26,055
Total liabilities	**2,576,474**
Member's Equity	7,821,957
Total liabilities and member's equity	**$ 10,398,431**

The accompanying notes are an integral part of this financial statement.

1.   Organization and Summary of Significant Accounting Policies

Mariva Capital Markets, LLC (the "Company"), a wholly owned subsidiary of Mariva Holding Group (the "Parent"), was incorporated on April 5, 2010, is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company's registration with FINRA was effective as of May 31, 2013. The Company started operations on June 26, 2013, upon receiving approval from the State of Florida.

The Company provides introductory brokerage and investment services. The Company acts as an agent to execute securities transactions on behalf of customers and primarily trades fixed income products on a principal basis, as well as other products such as equities and options. Custody of securities owned by customers of the Company and all security transactions are settled through third-party clearing brokers on a fully disclosed basis.

The following is a description of the significant accounting policies and practices followed by the Company in the preparation of the accompanying financial statement. These policies conform to accounting principles generally accepted in the United States of America.

Use of Estimates
The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

Cash and Cash Equivalents
Cash and cash equivalents consists of cash and money market funds held in banks at two U.S. financial institutions. The Company considers all highly liquid debt instruments having maturities of three months or less at the date of acquisition to be cash equivalents. From time to time, cash balances exceed federally insured limits at certain financial institutions.

Securities Transactions
Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled.

Securities owned and securities sold, not yet purchased are recorded at fair value in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 820, *Fair Value Measurement.* Management believes that the estimates utilized in valuing securities at fair value are reasonable and prudent.

Income Taxes
The Company is generally not taxable for federal, state, and local income tax purposes. As a limited liability company, the Company's taxable income or loss is allocated to the Parent, and the Parent is responsible for reporting the Company's taxable income or loss. There are no obligations for the Company to fund the federal, state, or local tax liabilities, if any, of the Parent. Therefore, no provision or liability for income taxes has been included in the financial statement.

Management has evaluated the Company's tax positions and concluded that the Company has taken no uncertain tax positions that require adjustment to or disclosures in the financial statement.

Property, Equipment, and Leasehold Improvements
Property, equipment, and leasehold improvements are recorded at cost net of accumulated depreciation and amortization. Depreciation and amortization are computed using the straight-line method over the estimated useful lives, ranging from 3-7 years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease.

Leases
The Company accounts for its leases in accordance with Accounting Standards Codification ("ASC") Topic 842, which increases transparency and improves comparability by requiring entities to recognize assets and liabilities on the statement of financial condition for most leases. In addition, through improved disclosure requirements, it enables users of the financial statement to further understand the amount, timing, and uncertainty of cash flows arising from leases (See Footnote 7).

Credit Losses
FASB ASC 326-20, Financial Instruments – Credit losses require the immediate recognition of management's estimates of current expected credit losses.

The Company has evaluated the impact of ASC 326-20, specifically as it relates to receivables from its clearing broker and deposits with clearing brokers. These receivables include amounts receivable from unsettled trades, including amounts related to accrued interest receivables and cash deposits. The Company's trades are cleared through its clearing broker and settled daily between the clearing broker and the Company. Because of this daily settlement, the amount of unsettled credit exposure is limited to the amount owed to the Company for a very short period. The Company continually reviews the credit quality of its counterparties.

Additionally, the Company has evaluated the impact of ASC-326-20, specifically as it relates to loans to employees (See Footnote 9). The Company has the intent and ability to hold these loans for the foreseeable future or until maturity or payoff at cost. These loans are often contingent on the employees' continued employment with the broker-dealer, and generally either amortize over a contractual service period or require repayment from the employee upon maturity. An allowance for credit loss is estimated by considering credit quality indicators and the recoverability of outstanding loans balances from employees that have or may leave the broker-dealer. An employee loan is placed on non-accrual status when, based on current information, it is no longer probable that the scheduled payments of principal and interest would be collected when due according to the contractual terms of the underlying loan agreement.

Foreign Currency
In the normal course of business, the Company may enter into transactions not denominated in U.S. dollars. The Company's balances denominated in foreign currencies are translated into U.S. dollars at the end of each period, whereas the corresponding operating results denominated in foreign currencies are translated into U.S. dollars on the respective dates of such transactions.

2.   **Fair Value Measurements**

Securities are recorded at fair value in accordance with FASB ASC 820, Fair Value Measurement. FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques

that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.

The following table sets forth by level, within the fair value hierarchy, the Company's net securities owned and other marketable instruments, and securities sold not yet purchased, at fair value on a recurring basis as of December 31, 2025:

	Level 1	Level 2	Level 3	Total
Corporate bonds owned	$ -	$ 670,372	$ -	$ 670,372
Corporate bonds sold, not yet purchased	-	(26,055)	-	(26,055)
Total	$ -	$ 644,317	$ -	$ 644,317

The financial instruments of the Company are reported in the statement of financial condition at their fair values. The fair value of foreign and domestic corporate bonds is determined using recently executed transactions, market price quotations (when observable), or based on yields currently available on comparable securities of issuers with similar credit ratings. Management will categorize as Level 3 of the fair value hierarchy, those securities that are valued based on market transactions and where there is a material price disparity between third-party pricing services and observable and unobservable inputs. At December 31, 2025, there were no securities with such price disparities, and accordingly, no securities were categorized as Level 3 under the fair value hierarchy for the year then ended.

3. **Net Capital Requirements**

The Company is subject to the SEC Uniform Net Capital Rule ("Rule 15c3-1"), which requires the maintenance of minimum net capital, as defined, equal to the greater of $250,000 or 6 2/3% of aggregate indebtedness, as defined. At December 31, 2025, the Company had net capital of $6,552,644 which was $6,302,644 in excess of the minimum amount required. The Company's aggregate indebtedness to net capital ratio was .36 to 1.

The Company claims exemption from the SEC's Customer Protection Rule ("Rule 15c3-3") pursuant to Section k(2)(ii) for customer transactions introduced to its clearing broker on a fully disclosed basis.

4. **Receivable from and Deposit with Clearing Broker**

Receivable from clearing broker includes cash balances held at the clearing broker as well as receivables due from the clearing broker on trades pending settlement. At December 31, 2025, the amount due from clearing broker totaled $7,270,620.

The Company's clearing brokers also require the Company to maintain minimum collateral deposits. The total collateral deposits including interest receivable as of December 31, 2025 are $460,174.

5.   **Property, Equipment, and Leasehold Improvements**

Property, equipment, and leasehold improvements as of December 31, 2025 consists of the following:

Computer equipment and software	$ 122,672
Furniture and fixtures	60,588
Leasehold improvements	51,876
	235,136
Less: accumulated depreciation and amortization	(175,711)
	$ 59,425

6.   **Segment Reporting**

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of several classes of services, including principal transactions, riskless transactions and agency transactions. The Chief Operating Decision Maker ("CODM"), who is the Chief Executive Officer ("CEO), utilizes net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 4), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or make distributions. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole.

7.   **Commitments and Contingencies**

The Company is obligated under two non-cancelable operating leases located in Miami, Florida, expires in July 2026 and June 2027. The Company maintains security deposits totaling $24,343 related to those leases, which is reflected in prepaid and other assets on the statement of financial condition.

As of December 31, 2025, the Company recognized operating lease right-of-use assets of $202,260 and corresponding operating lease liabilities of $207,057 in the accompanying statement of financial condition.

At December 31, 2025, the weighted-average remaining lease term was approximately 1.3 years. The weighted-average discount rate was approximately 9.8%. The leases do not contain options to extend.

Future payments required under the Company's lease liabilities together with the present value as of December 31, 2025 are as follows:

Year ending	Amount
2026	$ 165,257
2027	55,557
Total payments due under lease liabilities	220,814
Less discount to present value	13,757
Total payments due under lease liabilities	$ 207,057

Litigation

During the normal course of operations, the Company, from time to time, may be involved in lawsuits, arbitrations, claims, and other legal or regulatory proceedings.

The Company does not believe that these matters will have a material adverse effect on the Company's financial position.

8.   **Related Party Transactions**

The Company is party to multiple chaperoning arrangements, under SEA Rule 15a-6, with Banco Mariva S.A. ("BM") and First Overseas Bank Ltd ("FOB"). Under these arrangements, BM and FOB may provide pricing and research materials to the Company. However, these arrangements were inactive in 2025.

Additionally, the Company is party to multiple agreements with FOB, whereby the Company provides prime broker, sub-clearing, and trading and execution services for FOB. Under these agreements, the Company had a net receivable due from FOB of $40,000 as of December 31, 2025.

The Company is party to an expense sharing arrangement with an affiliate, Mariva Global Asset Management, LLC ("MGAM"), whereby the Company allocates certain shared expenses including rent, payroll, and office expenses to MGAM. As of December 31, 2025, the Company had a receivable of $68,334 due from MGAM, which is included as due from affiliate on the statement of financial condition.

The Company loaned a key employee $250,000 on November 30, 2021. Repayment of the loan principal plus accrued interest at a rate of 4% per annum, was due and payable in its entirety on November 15, 2025, but has been verbally extended with a new due date to be determined, whereby interest will continue to accrue. The principal balance of $250,000 plus $40,833 in accrued interest is included in loan to employee on the statement of financial condition. There is no allowance for credit losses, as the loan is deemed collectable as of December 31, 2025. In January 2026, the employee paid the Company $41,666 in accrued interest due through January 2026.

9.   **Subsequent Events**

The Company has evaluated subsequent events through March 4, 2026, and no further disclosure is required.